UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

StarTek, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

85569C107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 575,067
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 575,067
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,745
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 145,745
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,745
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON P ENGINE LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 196,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 196,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,415
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 917,415
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 720,812
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 720,812
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 85569C107

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 917,415
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 917,415
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 85569C107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 par value (the “Shares”), of StarTek, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8200 E. Maplewood Ave., Suite 100, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;

(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;

(iii)	P Engine Ltd., a British Virgin Islands company (“P Engine”), with respect to the Shares directly and beneficially owned by it;

(iv)	Engine Capital Management, LLC, a Delaware limited liability company (“Engine Management”), as the investment manager of each of Engine Capital, Engine Jet and P Engine;

(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet; and

(vi)	Arnaud Ajdler, as the managing member of Engine Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 1370 Broadway, 5th Floor, New York, New York 10018. The directors and officers of P Engine and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2

 (c)           The principal business of each of Engine Capital, Engine Jet and P Engine is investing in securities. Engine Management is the investment manager of each of Engine Capital, Engine Jet and P Engine. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing member of each of Engine Management and Engine Investments.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 85569C107

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Ajdler is a citizen of Belgium.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engine Capital, Engine Jet and P Engine were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 575,067 Shares beneficially owned by Engine Capital is approximately $3,436,370, including brokerage commissions. The aggregate purchase price of the 145,745 Shares beneficially owned by Engine Jet is approximately $801,589, including brokerage commissions. The aggregate purchase price of the 196,603 Shares beneficially owned by P Engine is approximately $1,374,741, including brokerage commissions

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors (the “Board”) of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 15,381,781 Shares outstanding, as of March 11, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2014.

CUSIP NO. 85569C107

A.	Engine Capital

(a)	As of the close of business on April 29, 2014, Engine Capital directly owned 575,067 Shares.

Percentage: 3.7%

(b)	1. Sole power to vote or direct vote: 575,067
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 575,067
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Capital during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

B.	Engine Jet

(a)	As of the close of business on April 29, 2014, Engine Jet directly owned 145,745 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 145,745
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 145,745
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	P Engine

(a)	As of the close of business on April 29, 2014, P Engine directly owned 196,603 Shares.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 196,603
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 196,603
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by P Engine during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Engine Management

(a)
Engine Management, as the investment manager of each of Engine Capital, Engine Jet and P Engine, may be deemed to beneficially own the Shares owned directly by Engine Capital, Engine Jet and P Engine. As of the date hereof, Engine Management may be deemed to beneficially own 917,415 Shares.

Percentage: 6.0%

CUSIP NO. 85569C107

(b)	1. Sole power to vote or direct vote: 917,415
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 917,415
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty days.

E.           Engine Investments

(a)
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 720,812 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 720,812
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 720,812
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty days.

F.	Arnaud Ajdler

(a)	Mr. Ajdler, as the managing member of Engine Management, may be deemed to beneficially own the 917,415 Shares owned beneficially by Engine Management.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 917,415
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 917,415
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 85569C107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 29, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Engine Capital, L.P., Engine Jet Capital, L.P., P Engine Ltd., Engine Investments, LLC, Engine Capital Management, LLC, and Arnaud Ajdler, dated April 29, 2014.

CUSIP NO. 85569C107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 29, 2014

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

P Engine Ltd.

By:	Engine Capital Management, LLC, Investment Manager

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 85569C107

SCHEDULE A

Directors and Officers of P Engine Ltd.

Name and Position	Occupation	Principal Business Address	Citizenship

Deborah Watson, Director	Director of P Engine Ltd.	P.O. Box N-4836 Dockendale House Fourth Floor West Bay Street Nassau, Bahamas	Commonwealth of the Bahamas

SaintCo Ltd., Director	Director of P Engine Ltd.	P.O. Box N-218 Dockendale House Fourth Floor West Bay Street Nassau, Bahamas	Commonwealth of the Bahamas

Directors and Officers of SaintCo Ltd.

Name	Principal Business Address	Citizenship

Deborah Watson	P.O. Box N-4836 Dockendale House Fourth Floor West Bay Street Nassau, Bahamas	Commonwealth of the Bahamas

Bernard Kemp	P.O. Box N-4836 Dockendale House Fourth Floor West Bay Street Nassau, Bahamas	Commonwealth of the Bahamas

Dion Thompson	P.O. Box N-4836 Dockendale House Fourth Floor West Bay Street Nassau, Bahamas	Commonwealth of the Bahamas

CUSIP NO. 85569C107

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

ENGINE CAPITAL, L.P.

338	6.7000	03/13/2014
171	6.7999	03/14/2014
1,599	6.7500	03/17/2014
270	6.7500	03/18/2014
21,576	6.7495	03/19/2014
621	6.7500	03/25/2014
3,351	6.7269	03/26/2014
2,026	6.7500	03/27/2014

ENGINE JET CAPITAL, L.P.

62	6.7000	03/13/2014
31	6.7999	03/14/2014
294	6.7500	03/17/2014
49	6.7500	03/18/2014
3,962	6.7495	03/19/2014
114	6.7500	03/25/2014
549	6.7269	03/26/2014
364	6.7500	03/27/2014

P ENGINE LTD.

3,900	6.7423	04/09/2014
4,564	6.7980	04/10/2014
100	6.7500	04/11/2014
739	6.7500	04/14/2014
4,200	6.8333	04/16/2014
100,000	6.9906	04/21/2014
50,000	7.0000	04/22/2014
33,100	7.0000	04/24/2014